Edward A. Hunton
128 E. Fairview Avenue - Spokane - Washington - 99207
(509) 484 - 6385

November 6, 2008

RE: Resignation of Edward A. Hunton

To the Board of Directors of MIPSolutions:

I resign from the Board and all other positions with regard to the management of MIPSolutions, Inc.

I demand payment of all my accrued salary.

I have tried very hard and in good faith to progress the company but feel I cannot accept the burden any longer when our compensation committee needs further discussion to approve a contract that I felt was inadequate but was willing to accept as a sign of confidence in my abilities, as security for myself and my family, and to continue in my role on behalf of our shareholders.

As I have no contract, I am under no obligation provide notice and therefore resign effective immediately.

A hard copy of this letter will be sent to Rocky Arnold.

Sincerely,

Edward A. Hunton